Exhibit 21
Subsidiaries

Name	Jurisdiction of Formation
Leidos, Inc.	Delaware
Leidos Biomedical Research, Inc.	Delaware
Leidos Consulting Engineers, Inc.	California
Leidos Engineering, LLC	Delaware
Leidos Global Technology Corporation	Delaware
Leidos Services, Inc.	Delaware
Reveal Imaging Technologies, Inc.	Delaware
Varec Holdings, Inc.	Delaware
Varec, Inc.	Georgia
Leidos Intermediate Holdings, Inc.	Delaware
Leidos Government Services, Inc.	Maryland
Leidos Integrated Technology, LLC	Delaware
Hanford Mission Integration Solutions, LLC	Delaware
QTC Holdings, Inc.	Delaware
QTC Management, Inc.	California
QTC Medical Services, Inc.	California
Leidos Digital Solutions, Inc.	Virginia
Leidos New Zealand Limited	New Zealand
Dynetics, Inc.	Alabama
Dynetics Technical Solutions, Inc.	Alabama
SPIRE Manufacturing Solutions, LLC	Colorado
Leidos Security Detection & Automation, Inc.	Delaware
1901 Group, LLC	Virginia
Gibbs & Cox, Inc.	New York
Leidos Arabia Limited Company	Saudi Arabia